UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November 22, 2007

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Camtek Ltd. (the “Company”) Shareholders:

We cordially invite you to participate in the Annual General Meeting of shareholders (the “Meeting”); the Meeting will be held on Thursday, December 27th, 2007, at 4:00 p.m. local time, at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel Aviv, Israel.

The following items are on the agenda for the Meeting:

1)	Review and consideration of the auditor's report and the audited consolidated financial statements for the fiscal year ended December 31, 2006;

2)	Re-election of three directors to the Board of Directors of the Company;

3)	Approval of the grant of restricted share units to the Company's Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company's director and Executive Vice President, Business & Strategy, Mr. Yotam Stern - who both hold a controlling interest in the Company - pursuant to the Company's 2007 Restricted Share Unit Plan;

4)	Approval and adoption of the Company's Directors' and Officers' Liability Insurance Policy, for the period commencing September 1st, 2007, through and including August 31st, 2008;

5)	Approval of a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, which would authorize the Company's management to negotiate and enter into contracts for the renewal, extension or replacement of a directors' and officers' liability insurance policy from time to time; and

6)	Re-appointment of Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company's joint independent auditors for fiscal year ending December 31st, 2007, and authorization of the Company's Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee's recommendation, in accordance with the volume and nature of their services.

Record Date

Only shareholders of record, who hold ordinary shares, nominal value 0.01 NIS of the Company, at the close of business on November 23rd, 2007 (the “Record Date”), will be entitled to notice of, and to vote at the Meeting and any adjournments thereof. All shareholders of record on the Record Date are invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company’s Articles of Association. If voting by proxy, the proxy must be received at the law offices of Shibolet & Co. at their above-mentioned address, at least 24 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Quorum

According to the Company’s Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights of the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any later date as shall be designated and stated in a notice to the shareholders entitled to vote at the Meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Vote Required

Under the Companies Law, 5795-1999, the vote required for the approval of the proposals above, other then items no. 3 and 5, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

The vote required for the approval of proposals no. 3 and 5 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, which shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company.

Item 1 will not involve a vote of the shareholders.

Shareholders may review the full version of the proposed resolutions in the Company’s Proxy Statement as shall be published, as of November 26th, 2007 through the ISA electronic filing system and will be available, together with a Proxy Card, at the following websites: www.tase.co.il/tase, www.magna.isa.gov.il and www.camtek.co.il.

—————————————— Camtek Ltd.

C a m t e k   L t d. ■ Ramat Gavriel, Ha'arig Street, P.O. Box 544, Migdal-Haemek 23105, Israel, Tel: +972-4-6048100 ■ Fax: +972-4-6440523, E-Mail: info@camtek.co.il ■ Web site: www.camtek.co.il